                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))

                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)

                                 JUDITH M. SAHM
                             SBC COMMUNICATIONS INC.
                  175 E. HOUSTON, SAN ANTONIO, TEXAS 78205-2233
                            TELEPHONE: (210) 821-4105
                            FACSIMILE: (210) 351-3521
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

   HOWARD CHATZINOFF, ESQ.                                WAYNE A. WIRTZ
 WEIL, GOTSHAL & MANGES LLP                          SBC COMMUNICATIONS INC.
      767 FIFTH AVENUE                                    175 E. HOUSTON
NEW YORK, NEW YORK 10153-0119                     SAN ANTONIO, TEXAS 78205-2233
  TELEPHONE: (212) 310-8000                         TELEPHONE: (210) 821-4105
  FACSIMILE: (212) 310-8007                         FACSIMILE: (210) 351-3467

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $708,549                  Filing Party:     SBC Silver, Inc.
Form or Registration No.:           SC TO-T                   Date Filed:       02/25/00
                                    (File No. 005-49153)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]           third-party tender offer subject to Rule 14d-1.
[ ]           issuer tender offer subject to Rule 13e-4.
[ ]           going-private transaction subject to Rule 13e-3.
[ ]           amendment to Schedule 13d under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         (Continued on following pages)
                              (Page 1 of 4 pages)

                                   SCHEDULE TO

              This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on February 25, 2000, relating to the offer by SBC Silver, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Sterling Commerce, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of December 18, 1996, by and between the Company and The First National Bank of Boston, as Rights Agent, at a price of $44.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 12.          EXHIBITS.

(a)(1)(A)         Offer to Purchase, dated February 25, 2000.**

(a)(1)(B)         Letter of Transmittal.**

(a)(1)(C)         Notice of Guaranteed Delivery.**

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.**

(a)(1)(E)         Form of letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees.**

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(1)(G)         Press release issued by Parent and Purchaser, dated February
                  25, 2000, announcing the commencement of the Offer.**

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.**

(a)(1)(I) Letter to participants in the Sterling Commerce, Inc. Savings and Security Plan from The Chase Manhattan Bank, as Trustee
                  (including instruction card).

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.**

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.**

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.**

---------
**Previously Filed by SBC Silver, Inc. on the Schedule TO dated February 25,
  2000.

                              (Page 2 of 4 pages)

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 2, 2000 that the information set forth in this statement is true, complete and correct.



                                    SBC SILVER, INC.


                                    By:  /s/ James S. Kahan
                                    ----------------------------
                                    Name:    James S. Kahan
                                    Title:   Vice President


                                    SBC COMMUNICATIONS INC.


                                    By:  /s/ James S. Kahan
                                    ----------------------------
                                    Name:    James S. Kahan
                                    Title:   Senior Executive Vice President  -
                                             Corporate Development



                             (Page 3 of 4 pages)

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)         Offer to Purchase, dated February 25, 2000.**

(a)(1)(B)         Letter of Transmittal.**

(a)(1)(C)         Notice of Guaranteed Delivery.**

(a)(1)(D)         Form of letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees.**

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.**

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(1)(G)         Press release issued by Parent and Purchaser, dated February
                  25, 2000, announcing the commencement of the Offer.**

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.**

(a)(1)(I) Letter to participants in the Sterling Commerce, Inc. Savings and Security Plan from The Chase Manhattan Bank, as Trustee for the Plan (including instruction card).

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.**

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.**

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.**

-------------
**Previously Filed by SBC Silver, Inc. on the Schedule TO dated February 25,
  2000.


                              (Page 4 of 4 pages)